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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NAVISTAR INTERNATIONAL CORPORATION
(Name of Subject Company (issuer))

NAVISTAR INTERNATIONAL CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

638902AM8 (Registered)
4.75% Subordinated Exchangeable Notes due 2009	638902AL0 (Restricted)
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Copies to:

Robert J. Perna Corporate Secretary Navistar International Corporation 4201 Winfield Road P.O. Box 1488 Warrenville, Illinois 60555 (630) 753-5000	Dennis M. Myers, P.C. Kirkland & Ellis, LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$220,000,000	$23,540

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 4.75% Subordinated Exchangeable Notes due 2009, as described herein, is $1,000 per $1,000 principal amount outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Not applicable.	Filing party:	Not applicable
	Form or Registration No.:	Not applicable	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐ Third-party tender offer subject to Rule 14d-1		☒ Issuer tender offer subject to Rule 13e-4.
	☐ Going-private transaction subject to Rule 13e-3.		☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

        Summary Term Sheet.    This Tender Offer Statement on Schedule TO is being filed by Navistar International Corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (the "Tender Offer") to purchase for cash any and all outstanding 4.75% Subordinated Exchangeable Notes due 2009 (the "4.75% Notes"), upon the terms and subject to the conditions set forth in the offer to purchase and consent solicitation statement dated February 24, 2006 (the "Offer to Purchase") and in the related Consent and Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

        The information set forth in the Offer to Purchase under the captions "Summary Term Sheet" and "Answers to Questions You May Have" are incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  Name and Address.    Navistar International Corporation, a Delaware corporation, is the subject Company. The address and telephone number of its principal executive office are 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, telephone (630) 753-5000.

  (b)
  Securities.    $220,000,000 aggregate principal amount of 4.75% Subordinated Exchangeable Notes due 2009.

  (c)
  Trading Market and Price.    There is no established trading market for the 4.75% Notes. The information set forth in the Offer to Purchase under the caption "Market Price Information" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  Name and Address.    The filing person is the current obligor of the 4.75% Notes. The 4.75% Notes were originally issued by Navistar Financial Corporation, an indirect, wholly owned subsidiary of the Company, on March 25, 2002. The 4.75% Notes were assumed by the Company in accordance the terms of the indenture governing the 4.75% Notes on June 11, 2004. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company's officers and directors is c/o Navistar International Corporation, 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, telephone (630) 753-5000.

        Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or officers of the Company:

Name	Position
Daniel C. Ustian	Chairman, President and Chief Executive Officer
Robert C. Lannert	Vice Chairman and Chief Financial Officer
William Caton	Executive Vice President—Finance
Steven K. Covey	Senior Vice President and General Counsel
Terry M. Endsley	Vice President and Treasurer
Thomas M. Hough	Vice President, Strategic Initiatives
Robert J. Perna	Corporate Secretary
Y. Marc Belton	Director
Eugenio Clariond	Director
John D. Correnti	Director
Dr. Abbie J. Griffin	Director
Michael N. Hammes	Director
James H. Keyes	Director
David McAllister	Director
Southwood J. Morcott	Director

Item 4. Terms of the Transaction.

  (a)
  Material Terms.

  (1)
  Tender Offers.    The information set forth in the Offer to Purchase is incorporated herein by reference.

  (2)
  Mergers or Similar Transactions.    Not applicable.

  (b)
  Purchases.    Except as set forth below, no officer, director or affiliate of the Company owns any 4.75% Notes, and will not tender any 4.75% Notes in the tender offer. A subsidiary of the Company owns $18.0 million in aggregate principal amount of the 4.75% Notes, which it intends to tender into the tender offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  (e)
  On March 25, 2002, Navistar Financial Corporation ("NFC"), an indirect, wholly owned subsidiary of the Company, issued the 4.75% Notes in aggregate principal amount of $220.0 million pursuant to an Indenture, dated March 25, 2002, among NFC, the Company and BNY Midwest Trust Company, as trustee (the "Indenture"). At that time, the Company did not guaranteed the payment of principal or interest on the 4.75% Notes and the 4.75% Notes were not obligations of the Company or any of its affiliates, other than NFC. The 4.75% Notes may be exchanged for shares of the Company's common stock at an exchange price of $55.73 per share at any time by the holder thereof. The Company received approximately $50.0 million in net proceeds at the time of the original sale of the 4.75% Notes in consideration of the exchange feature contained in the 4.75% Notes. Article 13 of the Indenture provides that the Company can assume all of the obligations of NFC under the 4.75% Notes and the Indenture if certain conditions as outlined therein are satisfied. On June 11, 2004, the Company assumed all of the obligations of NFC under the 4.75% Notes and the Indenture pursuant to a First Supplement to Indenture, dated June 11, 2004, among NFC, the Company and the trustee. The Company received a cash payment from NFC of approximately $170.0 million in connection with such assumption. In connection with such assumption, NFC was relieved of all further obligations and covenants under the 4.75% Notes and the Indenture.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)
  Purposes.    The information set forth in the Offer to Purchase under the caption "Purpose of the Tender Offer and Consent Solicitation" is incorporated herein by reference.

  (b)
  Use of the Securities Acquired.    The 4.75% Notes acquired in the transaction will be retired and cancelled by the Company.

  (c)
  Plans.

    (1)-(8)    None.

    (9)
    On February 21, 2006, the Company commenced separate offers to purchase for cash any and all of its outstanding 9 3/8% Senior Notes due 2006, 7 1/2% Senior Notes due 2011 and 6 1/4% Senior Notes due 2012. The Tender Offer is a separate offer and is not conditioned upon any other tender offer or the Company's separate offers for its three outstanding series of senior notes. The Company is considering its options with respect to its 2.50% Senior Convertible Notes due 2007 and may or may not decide to commence an offer to purchase and/or a consent solicitation with respect to such class of securities.

    (10)
    None.

Item 7. Source and Amount of Funds or Other Consideration.

  (a)
  Source of Funds.    The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have—How Will Navistar Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

  (b)
  Conditions.    The information set forth in the Offer to Purchase under the caption "Sources and Amount of Funds" is incorporated herein by reference.

  (d)
  Borrowed Funds.

  (1)
  The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have—How Will Navistar Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

  (2)
  The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have—How Will Navistar Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

  (a)
  Securities Ownership.    An indirect, wholly owned subsidiary of the Company owns $18.0 million in aggregate principal amount of the 4.75% Notes, or approximately 8.2% of the original $220.0 million in aggregate principal amount of the 4.75% Notes issued. These 4.75% Notes are not considered outstanding for certain purposes under the terms of the Indenture. The name and address of the subsidiary is International Truck and Engine Corporation Cayman Islands Holding Company, c/o Navistar International Corporation, 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555.

  (b)
  Securities Transactions.    Based on the Company's records and on information provided to the Company by its respective directors or executive officers, none of the Company or persons controlling the Company, and, to the best of the Company's knowledge, none of the directors or executive officers of the Company or any of its subsidiaries has effected any transactions in the 4.75% Notes during the past 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the caption "Dealer Managers and Solicitation Agents" is incorporated herein by reference.

Item 10. Financial Statements.

  Financial Statements.    The Company believes that the financial information required by Items 1010(a) and (b) of Regulation M-A is not material because: (i) the consideration offered for the 4.75% Notes consists solely of cash, (ii) the offer is not subject to any financing condition, (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR and (iv) the offer is for all outstanding 4.75% Notes.

Item 11. Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.
  (1)
  None.

  (2)
  The only regulatory requirements that must be met are those imposed by applicable securities laws and the rules and regulations promulgated by the National Association of Securities Dealers and the New York Stock Exchange.

    (3)-(5)    None.

  (b)
  Other Material Information.    The information set forth in the Offer to Purchase and the Consent and Letter of Transmittal (Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO) is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)	Offer to Purchase and Consent Solicitation Statement, dated February 24, 2006.
(2)	Form of Letter of Transmittal
(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(4)	Form of Letter to Clients.
(5)	Press Release issued by the Company on February 24, 2006.
(b)(1)
Credit Agreement, dated February 22, 2006, among Navistar International Corporation, the Subsidiary Guarantors Party Thereto, the Lenders Party Thereto, Credit Suisse, as Administrative Agent, Banc of America Securities LLC, as Syndication Agent, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Documentation Agents.
(d)(1)
Indenture (including the form of 4.75% Subordinated Exchange Note due 2009), dated as of March 25, 2002, by and among Navistar Financial Corporation, Navistar International Corporation and BNY Midwest Trust Company, as Trustee, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 (SEC No. 333-87716) filed by Navistar Financial Corporation and Navistar International Corporation on May 7, 2002.

(2)
First Supplement to Indenture, dated as of June 11, 2004, by and among Navistar Financial Corporation, Navistar International Corporation and BNY Midwest Trust Company, as Trustee, incorporated by reference to Exhibit 4.33 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004 (SEC File No. 1-9618).
(3)	Form of Second Supplement to Indenture.
  (g)
  The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

  (h)
  Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2006

NAVISTAR INTERNATIONAL CORPORATION
By:	/s/ ROBERT C. LANNERT
Name:	Robert C. Lannert
Its:	Vice Chairman and Chief Financial Officer

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.